SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT houston GENEVA HONG KONG LONDON	los angeles NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
cteodoro@sidley.com (212) 839 5969	FOUNDED 1866

August 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene Division of Investment Management
Re:	Cullen Funds Trust (1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Dear Mr. Greene:

On behalf of the Cullen Funds Trust (the “Trust”), below please find our responses to comments (the “Comments”) received from you via telephone on July 30, 2012 on the Trust’s Amendment No. 35 to the registration statement on Form N-1A (the “Registration Statement”). Amendment No. 35 to the Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2012 pursuant to the Investment Company Act of 1940 (the “Investment Company Act”) and contained a Prospectus for shares of two new series of the Trust, the Cullen Value Fund (the “Value Fund”) and the Cullen Emerging Markets High Dividend Fund (the “Emerging Markets Fund” and together with the Value Fund, the “Funds”), as well as a Statement of Additional Information relating to the Funds.

We have discussed your Comments with representatives of the Trust. Pursuant to your instructions, we are transmitting our responses to the Comments in the form of this response letter (the “Response Letter”) before filing Amendment No. 36 to the Registration Statement, including exhibits thereto (the “Amendment”), which Amendment will reflect our responses.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Securities and Exchange Commission

August 21, 2012

GENERAL COMMENTS

1.	Comment: Please provide the Trust’s responses to the Comments in the form of a Response Letter before the filing of any Amendment to the Registration Statement.

Response: The Trust’s responses to the Comments are being transmitted in the form of this Response Letter before the filing of the Amendment.

2.	Comment: Please ensure that font size and formatting is consistent throughout the Registration Statement.

Response: The Registration Statement will be reviewed to ensure that font size and formatting is consistent throughout.

PART A – INFORMATION REQUIRED IN A PROSPECTUS

VALUE FUND - SUMMARY INFORMATION

3.	Comment: With respect to the section “Summary Information—Fees and Expenses of the Fund” included on page 1 of the Registration Statement, please note that Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items. Please revise the footnotes to the fee table on page 1 to reflect such disclosure instructions. Please also make any corresponding changes to the same sections included for the Emerging Markets Fund.

Response: The footnotes to the fee table on page 1 the Registration Statement will be revised as follows in the Amendment:

“(a)	You will be charged a 2% redemption fee if you redeem or exchange shares of the Value Fund within seven (7) days of purchase.
(b)	Other expenses are based on estimated amounts.
(c)	Does not include Acquired Fund Fees and Expenses.”

The footnotes to the fee table on page 9 of the Registration will be revised comparably. The information previously included but deleted from such footnotes will be moved to a later section of the Registration Statement.

4.	Comment: Instruction 3(e) to Item 3 of Form N-1A describes the information required to be included in any disclosure relating to expense reimbursements or fee waiver arrangements. Please review and amend, if required, footnote (d) to the fee table on page 1 to include all such required disclosure. Please also make any corresponding changes to the same sections included for the Emerging Markets Fund.

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August 21, 2012

Response: Footnote (d) on page 1 of the Registration Statement will be revised as follows:

“Cullen Capital Management LLC (the “Adviser”) has contractually agreed to limit the Net Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses (“AFFE”), interest, taxes, and extraordinary expenses) to not more than 1.00% for Retail Class shares, 1.75% for Class C shares and 0.75% for Class I shares of the Value Fund, through October 31, 2013. The Adviser may, due to a recapture provision of the written fee waiver and expense reimbursement agreement, recapture any expenses or fees it has reduced or reimbursed within a three-year period from the date of reimbursement, provided that recapture does not cause the Value Fund to exceed existing expense limitations. The agreement to limit the Net Annual Fund Operating Expenses may not be terminated by either the Fund or the Adviser prior to its termination date.”

Footnote (d) on page 9 of the Registration will be revised comparably.

5.	Comment: With respect to the section “Summary Information—Principal Investment Strategies” included on page 2 of the Registration Statement, please supplementarily provide examples/scenarios of how the following disclosure is intended to operate: “The Value Fund invests roughly the same amount in each stock in the portfolio at the time of original purchase, although the portfolio is not systematically rebalanced. This approach avoids the overweighting of any individual security being purchased. The Adviser may sell portfolio stocks when they are no longer attractive based on their growth potential, dividend yield or price.”

Response: The Fund typically seeks to purchase a security so that the Fund’s percentage ownership of such security is similar to the percentage ownership of other securities in its portfolio.

Example #1:

•	The Fund owns 32 securities and takes a position in a new security.
•	The Fund would typically purchase an amount of shares of such security such that such security has an approximate 3% weight at time of purchase.

Example #2:

•	The Fund owns 48 securities and takes a position in a new security.

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August 21, 2012

•	The Fund would typically purchase an amount of shares of such security such that such security has an approximate 2% weight at time of purchase.

In each of Example #1 and #2, as the Fund experiences subscriptions or redemptions, the Adviser will determine if the Fund should add to, or trim from, each such position based on each such position’s relative weighting in the portfolio.

We note that there is no set formula, i.e., no systematic rebalancing, that determines portfolio decisions on a daily basis.

6.	Comment: In the section “Summary Information—Principal Investment Strategies,” please disclose whether the Fund engages in derivatives.

Response: The above-mentioned section will be revised to clarify that the Fund will not engage in derivatives except to the extent that the writing of covered call options is deemed to involve derivatives.

7.	Comment: If appropriate, please include additional risk factor disclosure regarding the recent economic recession and crisis in the Eurozone to the section “Summary Information—Principal Risks” included on pages 3-4 of the Registration Statement.

Response: The following risk factor disclosure will be added to page 4 of the Amendment:

“Market Disruptions Risk; Sovereign Debt Crises Risks. Beginning in 2008 and continuing through much of 2009 and 2010, the global financial markets underwent pervasive and fundamental disruptions, resulting in substantial declines in valuation and liquidity in the global capital markets. This global market turmoil, combined with a global reduction in the availability of credit, has led to an increased level of commercial and consumer delinquencies and contributed to a lack of consumer confidence, increased market volatility and reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets also adversely affected the equity markets. Consumer and business confidence remains fragile and subject to possible reversal for a variety of reasons, including high and growing debt levels by many consumers, business institutions and governments in the United States, certain countries in Europe and elsewhere around the world, and continued weakness in global job markets. The securities of the United States, as well as several countries across Europe and Asia, have recently been, or are at risk of being, downgraded, and sovereign debt crises have persisted in certain countries in those regions. These

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events and circumstances could result in further market disruptions that could adversely affect financial markets on a global basis.”

8.	Comment: Please revise the section “Summary Information—Performance Information” included on page 5 of the Registration Statement to explain the chronology of the Predecessor Fund. Please supplementary include an explanation for the legal basis as to why the Fund may rely on the prior performance of the Predecessor Fund. Finally, please ensure that the presentation of performance information included in this section includes all the requirements included in the relevant Commission guidance on prior performance presentation.

Response: Please see Exhibit A for the proposed changes to the section “Summary Information—Performance Information.”

The Value Fund proposes to present the prior performance of the Predecessor Fund in reliance on the guidance from the staff of the Commission in the No-Action Letter Bramwell Growth Fund (publicly available August 7, 1996) and related no-action letters. The following factual background is presented to demonstrate satisfaction of the conditions established by such letters for the inclusion of prior performance of the Predecessor Fund:

•	Since the Predecessor Fund’s launch on July 1, 2000, Cullen Capital Management, LLC (the “Adviser”) has been the sole investment advisory firm with day-to-day investment management responsibility for the portfolio of the Predecessor Fund, and the Adviser will be the named as the sole investment adviser to the Value Fund.
•	The Predecessor Fund and the Value Fund have virtually identical investment objectives, strategies and policies.
•	From February 25, 2005 through July 31, 2012, each prospectus for the Predecessor Fund has identified James P. Cullen, John C. Gould and Brooks H. Cullen, each an officer of the Adviser, as the individuals with primary responsibility for the day-to-day management of that fund’s portfolio, and the prospectus for the Value Fund identifies these same three individuals as those who will have primary responsibility for the day-to-day management of the Value Fund’s portfolio. From the Predecessor Fund’s launch on July 1, 2000 until February 25, 2005, the prospectuses for the Predecessor Fund identified James P. Cullen as the portfolio manager of the Predecessor Fund’s portfolio, although during this period, John C. Gould and Brooks H. Cullen both were officers of the Adviser and played substantial roles, together with Mr. Cullen, in the management of the portfolio of the Predecessor Fund.

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•	During the Adviser’s tenure as adviser and then sole sub-adviser of the Predecessor Fund, no person other than the individuals named above played a significant part in achieving the Predecessor Fund’s performance.

The proposed changes in Exhibit A include disclosure as required in Nicholas-Applegate Mutual Funds (publicly available August 6, 1996). Specifically:

•	The Adviser has advised no other mutual fund or other collective investment vehicle with substantially similar investment objectives, strategies and policies as those of the Predecessor Fund. The Adviser has advised separate accounts that have investment objectives and strategies generally similar to those of the Predecessor Fund. However, such accounts in many cases have had certain investment policies that were tailored to accommodate the individual investment needs and goals of the respective account holders and that were not therefore fully consistent with the investment policies of the Predecessor Fund. Morever, the composite net long-term performance of these accounts is believed by the Adviser to be slightly higher than the performance of the Predecessor Fund due to factors that include differences in overall account expenses and the differences in investment policies referred to above. Accordingly, the Adviser has determined not to include prior performance information relating to such accounts, and believes that such exclusion does not cause the performance information proposed to be included in the Registration Statement to be misleading.
•	The section includes disclosure that the prior performance of the Predecessor Fund should not be interpreted as indicative of the future performance of the Value Fund.
•	The prior performance of the Predecessor Fund is compared to the S&P 500® Index.
•	The investment objectives, strategies and policies of the Predecessor Fund and the Value Fund are virtually identical.
•	The disclosure will not include the prior performance of the Predecessor Fund for any period during which the Adviser did not serve as adviser or sole sub-adviser of the Predecessor Fund.

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August 21, 2012

9.	Comment: Please revise the table included on page 6 of the section “Summary Information—Performance Information” so that the disclosure in footnote 2 is adjacent to the table and not included in footnote format.

Response: The Amendment will be revised as requested.

10.	Comment: Similar to comment #3 above, please revise the bullet points on page 7 of the Registration Statement to reflect the disclosure instructions in Form N-1A. Please also make any corresponding changes to the same sections included for the Emerging Markets Fund.

Response: The bullet points on page 7 of the Registration Statement will be revised as follows in the Amendment:

•	A registered investment advisor may aggregate all client accounts investing in Class I shares of the Value Fund to meet the investment minimum.
•	If you use an Automatic Investment Plan (“AIP”) for a regular account for the Retail Class or Class C shares, the initial investment minimum to open an account is $50 and the additional investment minimum is $50.
•	If you use an Automatic Investment Plan for a custodial or retirement plan account for the Retail Class or Class C shares, the initial investment minimum to open an account as well as the monthly additional investment amount is $25.

The bullet points on page 13 of the Registration will be revised comparably. The information previously included in such deleted bullet points will be moved to a later section of the Registration Statement.

EMERGING MARKETS FUND - SUMMARY INFORMATION

11.	Comment: With respect to the section “Summary Information—Principal Investment Strategies” included on page 9 of the Registration Statement, please indicate the number and names of the emerging market countries in which the Fund may invest. Please also supplementarily explain what is meant by “high dividend.”

Response: The Emerging Markets Fund may invest in stocks listed on exchanges in any of the following countries: Argentina, Bahrain, Bangladesh, Brazil, Canada, Chile, China, Colombia, Czech Republic, Egypt, England, Ghana, Hong Kong, Hungary, India, Indonesia, Kenya, Malaysia, Mexico, Morocco, Nigeria, Pakistan, Peru, Philippines, Poland, Qatar, Romania, Russia,

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Saudi Arabia, Singapore, South Africa, Sri Lanka, Sweden, Taiwan, Thailand, Turkey, United States and Vietnam.

The above list includes countries that are considered to be “Developed Markets.” Such Developed Markets countries are included in the above list as they have exchanges on which “Emerging Markets” companies trade.

The Fund considers a “high dividend” common stock, as referred to in the first paragraph in the section “Principal Investment Strategies,” to be a common stock with a dividend yield that is greater than the average dividend yield of the equity securities in the MSCI Emerging Markets Index.

12.	Comment: Please acknowledge in the Response Letter that, on a going-forward basis, the Prospectus will include the name of any country in which the Fund has invested more than 25% of its assets.

Response: The Trust has authorized us to confirm that the Prospectus will include the name of any country in which the Fund has invested more than 25% of its assets.

13.	Comment: With respect to seventh paragraph included in the section “Additional Information on Investment Policies and Risks,” please include any percentage limitations, if any, and clarify what is meant by “debt securities” or revise the paragraph accordingly.

Response: There are no percentage limitations applicable to the policies and restrictions described in the above-mentioned paragraph. The paragraph will be revised as follows in the Amendment to clarify the additional types of securities in which the Funds may invest:

Investments may also be made in securities which are convertible into equity securities and preferred stocks which are convertible into common stocks, and in warrants or other rights purchase common stock, all which are considered by the Adviser to be equity securities.

14.	Comment: Please revise the second paragraph under the section “Who Manages the Funds—Investment Adviser,” so that the list of items excluded from the expense waiver corresponds to the list of items disclosed on pages 1 and 9 of the prospectus.

Response: The above-mentioned paragraph will be revised so that the list of items excluded from the expense waiver corresponds to the list of items disclosed on pages 1 and 9 of the prospectus as follows:

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August 21, 2012

“Pursuant to separate investment advisory agreements between each Fund and the Adviser, the Adviser is paid at an annual rate of 1.00% of each Fund’s average daily net assets. However, the Adviser has contractually agreed with each Fund to reduce such Fund’s fees and absorb expenses to the extent necessary to limit total annual operating expenses (excluding Acquired Fund Fees and Expenses (“AFFE”), interest, taxes, and extraordinary expenses) to the following percentages for each Fund’s respective share class:…”

15.	Comment: Please clarify what is meant by the term “generally” in the fifth full paragraph under the section “Buying Shares—Methods of Buying—By wire” on page 26 of the Registration Statement.

Response: The Fund does not intend to sell shares to investors in jurisdictions outside of the United States in sales that would require the Fund to comply with the public offering rules and regulations of such jurisdictions.

16.	Comment: Please delete the caption “The Privacy Notice is not a part of the Prospectus” if the Privacy Notice included in the Registration Statement is printed as part of the Prospectus.

Response: The above-referenced caption will be deleted in the Amendment.

PART B – STATEMENT OF ADDITIONAL INFORMATION

17.	Comment: Please revise the first Fundamental Restriction included on page B-10 of the Registration Statement to clarify that any concentration limits are with respect to an industry or group of industries.

Response: The first Fundamental Restriction on page B-10 of the Registration Statement will be revised as follows in the Amendment:

“…Purchase any securities which would cause 25% or more of such Fund’s total assets at the time of such purchase to be concentrated in the securities of issuers engaged in any one industry (for the purposes of this restriction, the Fund will consider any one industry to include any group of related industries)…”

18.	Comment: With respect to the sixth Fundamental Restriction included on page B-10 of the Registration Statement, please supplementarily confirm if the Funds may engage in short sales of other financial instruments.

Response: The Funds may not engage in short sales of other financial instruments.

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August 21, 2012

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro

Carla G. Teodoro

Exhibit A

Performance Information

The returns presented below reflect the performance of Pioneer Cullen Value Fund, a series of the Pioneer Series Trust III (the “Pioneer Trust”), and its predecessor fund, the Cullen Value Fund, a previously existing series of the Cullen Funds Trust (the Pioneer Cullen Value Fund and its predecessor fund, the Cullen Value Fund, being collectively referred to herein as the “Predecessor Fund”) through July 31, 2012. The following is a summary of the history of the Predecessor Fund:

•	July 1, 2000: The Cullen Funds Trust launches a series called the Cullen Value Fund. The Cullen Value Fund is advised by the Adviser.
•	February 25, 2005: Pursuant to an agreement and plan of reorganization, the Cullen Value Fund is reorganized as the Pioneer Cullen Value Fund, a series of the Pioneer Trust Series III (the “Pioneer Trust”). Pioneer Investment Management, Inc. (“Pioneer”) serves as the investment adviser to the Pioneer Cullen Value Fund and the Adviser is retained as a sub-adviser to the Pioneer Cullen Value Fund.
•	July 31, 2012: The sub-advisory agreement between the Adviser and Pioneer is terminated, with Pioneer remaining as the sole adviser of the Pioneer Cullen Value Fund. The Pioneer Cullen Value Fund is renamed the Pioneer Fundamental Value Fund.
•	James P. Cullen, John C. Gould and Brooks H. Cullen have had primary responsibility for the day-to-day management of the Pioneer Cullen Value Fund through July 31, 2012.

Since the Predecessor Fund’s launch on March 25, 2000, the Adviser has been the sole investment advisory firm with day-to-day investment management responsibility for the portfolio of the Predecessor Fund, and the Adviser is the sole investment adviser to the Value Fund.

The Predecessor Fund had virtually identical investment objectives, strategies and policies through July 31, 2012 as the Value Fund. The individuals who had primary responsibility for the day-to-day management of the Predecessor Fund until July 31, 2012 have primary responsibility for the day-to-day management of the Value Fund. Accordingly, the Value Fund has determined to include in this Prospectus the performance of the Predecessor Fund.

The following performance information indicates some of the risks of investing in the shares of the Value Fund by showing the variability of the Predecessor Fund’s Class A shares (the class which, together with its predecessor share class, has the longest period of annual returns). The performance information reflects the deduction of applicable sales loads for the Predecessor Fund’s Class A shares. The Value Fund’s Retail Class and Class I have no such sales loads. The bar chart shows the total return of the Predecessor Fund by showing the changes in the Predecessor Fund’s performance from year to year (on a calendar year basis). The table shows the Predecessor Fund’s average annual total return over time compared with a broad-based market index. Both the bar chart and table assume that all dividends and distributions are reinvested in the Predecessor Fund.

Remember, the Value Fund and the Predecessor Fund are two separate funds and the past performance of the Predecessor Fund, before and after taxes, is not necessarily an indication of how the Value Fund will perform in the future. Updated performance will be available at www.cullenfunds.com.

Year-by-Year Total Return through December 31, 2011 of the Predecessor Fund

The Predecessor Fund’s 2012 year-to-date total return as of July 31, 2012 was 7.28%.

Best and Worst Quarter Returns (for the period reflected in the bar chart above) of the Predecessor Fund

	Return	Quarter/Year
Highest Return	19.12%	Q4/2003
Lowest Return	-18.48%	Q4/2008

Average Annual Total Returns as of December 31, 2011

Predecessor Fund, Class A (Retail)	1 Year	5 Years	10 years	Since Inception(1)
Returns before taxes	10.12%	-3.06%	5.09%	5.36%
Returns after taxes on distributions	-10.63%	-3.35%	4.78%	5.08%
Returns after taxes on distributions and sale of Fund shares	-6.58%	-2.67%	4.32%	4.60%

Predecessor Fund, Class Z (Institutional)
Returns before taxes	-4.30%	N/A	N/A	5.88%

S&P 500® Index (reflects no deduction for fees, expenses or taxes)	2.09%	-0.25%	2.92%	0.61%

After-tax returns are shown for only the Class A shares of the Predecessor Fund. After-tax returns for other share classes will differ. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown. Furthermore, the after-tax returns shown are not relevant to those who hold their shares through tax-deferred or tax-exempt arrangements such as 401(k) plans or IRAs.

(1)	The Predecessor Fund’s Class A Shares commenced operations on July 1, 2000 and the Class Z Shares commenced operations on November 8, 2008. Since Inception returns for the S&P 500® Index have been calculated using the inception date of the Class A Shares (July 1, 2000).

2